Combination of Cowen Group, Inc. and Ramius LLC October 2009 Filed by Cowen Group, Inc. and LexingtonPark Parent Corp. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934 Subject Company: LexingtonPark Parent Corp. Commission File No. 333-160525

Forward-looking and Cautionary Statement This presentation contains forward-looking statements and forward-looking financial information including statements and financial information relating to the market opportunity and future business prospects of Cowen Group, Inc. (“Cowen”) and of the new holding company resulting from the combination of Cowen with Ramius LLC (“Ramius”) (referred to herein as the “combined company”). Such statements and forward-looking financial information are subject to certain risks and uncertainties that could cause actual results to differ materially from those express or implied in the forward-looking statement or financial information. Consequently, all forward-looking statements made during this presentation and the forward-looking financial information that is provided herein are qualified by those risks, uncertainties and other factors. These factors include, but are not limited to (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Transaction Agreement and Agreement and Plan of Merger between Cowen and Ramius (the “Transaction Agreement”); (2) the failure to obtain approval of the transactions by Cowen’s stockholders; (3) the risk that the proposed transactions disrupt current plans and operations of Cowen and the potential difficulties in employee retention as a result of the announcement and consummation of the transactions described herein; (4) the effect of governmental regulations, including the possibility of unexpected delays in obtaining regulatory approvals required to complete the transactions; (5) actions that may be taken by competitors, shareholders, customers and suppliers of either Cowen or Ramius that may cause the transactions to be delayed or not completed; (6) the extent and duration of continued economic and market disruptions and governmental regulatory proposals to address these disruptions; (7) the risk of reduction in revenue from elimination of existing and potential customers due to consolidation in the banking, retail and financial services industries and the impact of such consolidation on the existing respective customer bases of Cowen and Ramius; (8) delays associated with integrating Cowen and Ramius, including employees and operations, after the transactions are completed; (9) the risk that the transactions may fail to achieve beneficial synergies and/or expected cost savings or may take longer than expected to do so; (10) the failure of the combined company to achieve a greater level of stability than the individual businesses of Cowen and Ramius through increased scale and diversified revenue streams; (11) the inability of the combined company to capitalize on or leverage the respective strengths of Cowen’s and Ramius’s existing businesses or the contacts and experience of their respective management teams; (12) the effect of decisions to restructure, divest or eliminate business units or otherwise change the business mix of either Cowen or Ramius or to the inability of the combined company to expand into new business lines or to offer new products; (13) the inability of the combined company to attract and retain new employees; and (14) the possibility that Cowen and/or the combined company may be adversely affected by other economic, business and or/competitive factors. Actual results may differ materially and reported results should not be considered an indication of future performance. Please reference Cowen’s SEC filings, which are available on Cowen’s web site, for a detailed description of factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. To supplement the financial statements presented in accordance with GAAP, Ramius’s and Cowen’s management uses certain non-GAAP measures of financial performance and liquidity. These non-GAAP measures are in addition to results prepared by Ramius and Cowen in accordance with GAAP, and should only be considered together with the Ramius and Cowen GAAP results. Certain statements in the following presentation relate to future results that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Except for the ongoing obligations of Cowen to disclose material information under the federal securities laws, Cowen does not undertake any obligation to release any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

Additional Information and Where to Find It In connection with the proposed transaction, LexingtonPark Parent Corp. has filed a registration statement on Form S-4 with the SEC which includes a proxy statement of Cowen that also constitutes a prospectus of LexingtonPark Parent Corp. Cowen mailed the final proxy statement/prospectus to its stockholders on October 2, 2009. Investors and security holders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Cowen and the proposed transaction. Investors and security holders may obtain these documents (and any other documents filed by Cowen and LexingtonPark Parent Corp. with the SEC) free of charge at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by Cowen and LexingtonPark Parent Corp. may be obtained free of charge by directing such request to: Investor Relations, 1221 Avenue of the Americas, New York, NY 10020 or from Cowen's Investor Relations page on its corporate website at www.cowen.com. The directors, executive officers, and certain other members of management and employees of Cowen may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions from the stockholders of Cowen. Information about the executive officers and directors of Cowen is set forth in the proxy statement for Cowen’s 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2008 and the Cowen amendment No. 1 to its Annual Report on Form 10-K/A filed on April 28, 2009.

The Changing Landscape Consolidation trend among the few large financial firms has created an opportunity for focused firms to gain market share with growth oriented customers The value of equity capital has increased and there is an increased desire for companies to issue equity as they concentrate on deleveraging their balance sheets M&A activity should increase as companies begin to face diminishing organic growth opportunities As companies become increasingly confident of their own stability, they are more likely to pursue these acquisitions There is expected to be significant consolidation among alternative investment management companies as investors look for institutions with: Scale Stability Institutional quality infrastructure Increased transparency There is an increased demand for client-focused investment banks and asset managers Healthcare and energy (alternative and traditional) sectors should play an increasingly prominent role in the global economy The events of the past 18 months have, and will continue to create new opportunities for financial service firms that are able to adapt to the changing landscape

Rationale for Cowen and Ramius Merger Scale Increased size and diversification of revenue streams should provide a platform for growth The combined firm should have a stronger balance sheet than either firm would have on its own Broad team of experienced managers Opportunity Both businesses are positioned to rebound from cyclical troughs Transaction is structured as a book value for book value exchange Like minded management teams see the opportunity to create revenue synergies through the combination of strong buy-side and sell side firms with extensive relationships and a common, research intensive philosophy The similarity of the operating businesses should allow for cost savings opportunities from consolidating infrastructure Opportunities for Potential Growth Seek to increase assets under management Participate in consolidation of Fund of Funds and single strategy products Underserved need for customized client focused investment solutions in the institutional platform and high net worth space Seek to expand Cowen investment banking and sales & trading platforms to include new verticals and new products The combined firm intends to capitalize on Ramius’s history of generating positive risk-adjusted investment returns Utilize Ramius’s extensive relationships to expand Cowen’s investment banking reach both domestically and internationally

New Cowen Group, Inc. Alternative Investment Management - A robust alternative investment management platform that includes hedge funds, multi-manager alternative services, real estate, healthcare royalty and commodity trading investment vehicles Investment Banking and Sales & Trading - An industry focused, domain knowledge-driven research, investment banking and sales & trading platform Investing the Firm’s Capital - A management team committed to utilizing in-house expertise and knowledge in investing the firm’s capital to grow businesses The combination of Ramius and Cowen creates a firm focused solely on businesses where our breadth and depth add value for our clients, customers and shareholders Proprietary Investing and Allocation of the Firm’s Capital Alternative Investment Management Investment Banking and Sales & Trading

Transaction Summary Transaction Structure 100% stock transaction Ramius and Cowen create a new public holding company (“NewCo”) Ramius contributes substantially all of its assets and liabilities to a subsidiary of NewCo in exchange for stock in NewCo Cowen merges with subsidiary of NewCo and outstanding Cowen stock is automatically converted into NewCo stock Consideration NewCo will issue approximately 37.54 million shares to Ramius for substantially all of its assets and liabilities NewCo will issue approximately 2.71 million shares to an affiliate of a third party investor in Ramius in connection with the acquisition of the remaining fund of funds business not currently owned by Ramius Exchange ratio determined based on the relative adjusted book values of Ramius and Cowen as of December 31, 2008 Pro Forma Ownership Members of Ramius LLC: 71.3% (including an affiliate of a third party investor in Ramius) Cowen: 28.7% Employees of the new company will own over 30% of the firm (including ownership indirectly thru Ramius) based on 56.45 million aggregate shares outstanding Anticipated Closing and Approvals Promptly following the Cowen stockholder meeting Cowen stockholder meeting on November 2, 2009 Regulatory approvals and other customary conditions Board Composition Share Lock-up Following closing, certain members of Ramius and key senior management employees at the combined company will be subject to restrictions on their ability to sell shares Ramius principals are restricted from selling shares until the 30-month anniversary of the closing of the transaction Other Ramius members are subject to agreements prohibiting the sale of more than one-third of their capital in any year A significant stakeholder in the combined entity and its affiliates will be subject to lock-up agreements for their shares and fund investments 10 Board members 5 appointed by Ramius, 4 appointed by Cowen and 1 nominated by a significant stakeholder in the combined entity Non-management board members include: Jules Kroll (President of JEMKroll Group; Founder of Kroll, Inc.), Jerome Markowitz (Senior Partner at Conifer Securities LLC), Jack Nusbaum (Chairman of Willkie Farr & Gallagher LLP), L. Thomas Richards, M.D. (Physician at UCSF Medical Center), Edoardo Spezzotti (Senior Executive VP at UniCredit), John Toffolon, Jr. (Member of the Board of Directors of Westway Group, Inc.), Charles Wardell, III (Senior Client Partner at Korn/Ferry), and Joseph Wright (CEO of Scientific Games Corp) Management Structure Executive Management Committee — 4 members Peter Cohen, Greg Malcolm, Morgan Stark and Thomas Strauss Combined Operating Committee — Business unit and infrastructure leaders Dedicated Investment Committee — Integrated team to review all investment decisions

COWEN GROUP
COWEN RAMIUS

Cowen and Ramius Today

RAMIUS

- Diversified alternative management platform with multi-strategy, real estate and multi-manager alternative services businesses
- Led by Peter Cohen, Morgan Stark, Tom Strauss and Jeff Solomon
- Since the firm began investing its own capital in 1999, Ramius has generated a compounded annualized return on its proprietary equity capital of 17.8% versus the S&P 500 return of -2.7%(2)
- As of 7/1/09, Ramius's AUM was $7.4 billion
  - Hedge Funds: $2.1 billion(3)
  - Multi-manager Alternative Services: $2.1 billion(4)
  - Real Estate: $1.6 billion(5)(6)
  - Other: $1.6 billion
- Founded in 1994 and headquartered in New York
- 70 front office professionals

COWEN AND COMPANY

- Established growth oriented investment banking franchise complemented by superior research and brokerage capabilities
- Led by Greg Malcolm, John O'Donoghue, Barry Tarasoff, Donald Meltzer and Scott Ryles
- Since its IPO, Cowen has continued to expand its coverage universe into new sectors while maintaining a disciplined focus on its core competencies
- Cowen has built a focused alternative investment management business
  - Cowen Healthcare Royalty Partners (CHRP) leverages the firm's healthcare industry expertise
    - CHRP has approximately $800 million in AUM as of September 2009 and has commenced fundraising activities for Fund II(6)
  - Cowen Tamarisk, a multi-manager commodity trading advisor, expects to receive capital in Q1 2010
- Founded in 1918 and headquartered in New York
- 315 front office professionals

The combination of Ramius and Cowen will create a well-capitalized, diversified financial services firm.

Note: AUM figures may not add due to rounding.
(1) As of December 31, 2008.
(2) As of June 30, 2009.
(3) This amount includes Ramius's own invested capital.
(4) An affiliate of a third party investor in Ramius currently owns 50% of the fund of funds business. In connection with the transactions, the combined company will acquire the affiliates' interest in the fund of funds business.
(5) Ramius owns between 30% and 55% of the general partners in the real estate business. Ramius does not possess unilateral control over any of these general partners.
(6) This amount reflects committed capital.

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COWEN GROUP
COWEN RAMIUS

Overview of Alternative Investment Management

Alternative Investment Management

Hedge Funds — AUM: $2.1 BN[1]
- Multi-Strategy Fund
- Enterprise Fund
- Value and Opportunity Fund
- Credit Fund
- Separate Accounts

Multi-Manager Alternative Services[2] — AUM: $2.1 BN
- Multi-Strategy Fund
- Vintage Multi-Strategy
- Activist Portfolio with Hedging Overlay
- Low Volatility Multi-Strategy Fund
- Advisory Services

Real Estate[3] — AUM: $1.6 BN[4]
- RCG Longview Debt Funds
- RCG Longview Equity Fund

Royalty / Other — AUM: $2.4BN
- Cowen Healthcare Royalty Partners
- Cowen Tamarisk Asset Management
- Cash Management
- CDOs

Investment Profile
- Hedge Fund investment style focused on capital preservation; interrupted by a loss in 2H 2008, consistent with the global stock market correction
  - Primary investment strategies include: macro-trading, merger arbitrage and activist investments, hedged equity, convertible arbitrage, private convertibles, real estate, and special situations
- Multi-manager offerings include customized and co-mingled replication and completion portfolios and invest in a number of alternative asset investment vehicles based on multiple-strategy programs
- Real Estate funds have focused on generating long-term returns through the structuring, ownership, management, financing and construction of all real estate property types
- With $800+ million in AUM, Cowen Healthcare Royalty invests principally in commercial stage healthcare companies and products through the purchase of royalties and structured debt and equity instruments
- Cowen Tamarisk is dedicated to the creation and management of a multi-manager commodity trading advisor (CTA) and expects to receive capital in the first quarter of 2010
- Client base across products is predominantly institutional or platform oriented
- The majority of Cowen's and Ramius's invested capital is in the strategies outlined above

Source: Company documents and management presentation.
Note: AUM as of 7/1/09; Equity capital as of 6/30/09. Only largest funds displayed.
(1) This amount includes Ramius's own invested capital.
(2) An affiliate of a third party investor in Ramius currently owns 50% of the fund of funds business. In connection with the transactions, the combined company will acquire the affiliates' interest in the fund of funds business.
(3) Ramius owns between 30% and 55% of the general partners in the real estate business. Ramius does not possess unilateral control over any of these general partners.
(4) This amount reflects committed capital.

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Overview of Investment Banking and Sales & Trading Research Investment Banking Sales and Trading Aerospace & Defense Alternative Energy Consumer Health Care Technology Telecommunications Proven Sector Expertise Cowen has completed nearly 300 public financings in the five years since 2004, raising more than $75 billion Over 90 announced M&A transactions since 2004 with a total value of over $25 billion Sales and Trading platform with more than 750 institutional investor clients Active research coverage of over 320 companies Opportunity for new products and new verticals Consistent top 20 trade ranking with increasing market share Investment Banking and Sales & Trading Domain knowledge-driven investment banking focused on growth-oriented companies and institutional investors 23 Publishing Research Analysts 329 Companies Covered 105 Investment Banking Professionals 120 Sales and Trading Professionals

Investing the Firm’s Capital Return on Invested Proprietary Capital of Ramius LLC Since the firm began investing its own capital in 1999, Ramius has generated a compounded annualized return on its proprietary equity capital (ROE) of 17.8% versus the S&P 500 return of -2.7%. Through 2007, Ramius generated a compound annualized ROE of 28.1% compared to 2.2% for the S&P 500. Note: All aggregate return data as of June 30, 2009. 457% 454% 626% 442% 355% 288% 226% 156% 104% 28% 77% (25%) (27%) 19% 15% 2% (1%) (10%) 20% (28%) (7%) 7% (100%) 0% 100% 200% 300% 400% 500% 600% 700% 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 1H 2009 Ramius S&P 500 (Aggregate % Return since Inception)

Growth Opportunities and Cost Saving Opportunities Potential Growth Opportunities Organic growth of existing operating businesses which have been at a cyclical trough Ramius’s investment approach combined with robust infrastructure should be attractive to investors coming out of 2008/2009 Need for companies to re-equitize across sectors should be beneficial for Cowen’s investment banking business Strong capital base provides competitive advantages as we expand the product offerings for clients Ability to invest in new businesses and products Better able to attract and retain talent Leverage the contacts / experience of Ramius’s management to enhance the Cowen banking platform Leverage the research infrastructure Increase product breadth, cross-selling and ability to anticipate strategic developments Likely potential growth areas include sector coverage expansion; fixed income sales, trading and origination; managed separate accounts; and high net worth investment management Seek to participate in alternative investment management consolidation Potential Cost Saving Opportunities Economies of scale Eliminate overlapping systems, market data and other services Office consolidation in common geographies over time Combine locations (New York, London and Hong Kong) Anticipated annual cost savings of at least $10 million Dedicated team charged with ensuring timely completion and realization of synergies Combination diversifies revenue profile, provides significant operating leverage and allows for potential cost savings opportunities.

Historic Economic Income Revenue 2006 2007 2008 1H 2009 Ramius Cowen Combined Note: Figures may not add due to rounding. Note: For Cowen’ economic income revenue shown above: (i) management fees include merchant banking and Cowen Healthcare Royalty Partners (CHRP) management fees; (ii) investment income includes interest and dividend income, CHRP GP and LP returns and non-core brokerage revenue; (iii) investment banking includes all investment banking revenue; and (iv) brokerage includes core brokerage revenue related to facilitation and options. $205.6 $345.0 $550.6 $258.9 $261.6 $520.5 $(23.6) $217.3 $193.7 $21.5 $93.5 $115.0 (100) 0 100 200 300 400 500 $600 (Economic Income Revenue - US$ in Millions) Ramius Cowen Combined Ramius Cowen Combined Ramius Cowen Combined Ramius Cowen Combined Management Fees $63.8 $2.6 $66.4 $77.0 $3.9 $80.9 $84.6 $12.6 $97.2 $28.5 $4.5 $32.9 Incentive Income (Loss) 83.7 – 83.7 60.2 – 60.2 (7.3) – (7.3) (10.5) – (10.5) Investment Income (Loss) 56.4 20.2 76.6 118.8 14.3 133.1 (104.9) (2.1) (107.0) 3.0 1.7 4.6 Investment Banking – 164.3 164.3 – 90.5 90.5 – 50.9 50.9 – 17.1 17.1 Brokerage – 157.4 157.4 – 152.7 152.7 – 155.9 155.9 – 70.3 70.3 Other 1.6 0.4 2.0 2.9 0.2 3.1 4.0 – 4.0 0.6 – 0.6 Economic Income Revenue $205.6 $345.0 $550.6 $258.9 $261.6 $520.5 ($23.6) $217.3 $193.7 $21.5 $93.5 $115.0

COWEN GROUP
COWEN RAMIUS

How We Measure Results: Economic Income(1)

Management expects to utilize Economic Income to evaluate the financial performance of and make operating decisions for the segments of the combined company

***Economic Income*:**

- Is a pre-tax measure
- *Excludes* consolidation of Ramius funds
- *Excludes* allocations to Ramius's managing member(2)
- *Excludes* goodwill impairment expenses(3) and gains on exchange memberships(4)
- *Consolidates* into revenue Ramius's earnings on its capital
- *Includes* fees and income earned through Ramius's investment as a general partner in certain real estate entities

($ in millions)

	Year Ended December 31, 2006	2007	2008	Six Months Ended June 30, 2009
Economic Income Revenue				
Management Fees	$66.4	$80.9	$97.2	$32.9
Incentive Income (Loss)	83.7	60.2	(7.3)	(10.5)
Investment Income (Loss)	76.6	133.1	(107.0)	4.6
Investment Banking	164.3	90.5	50.9	17.1
Brokerage	157.4	152.7	155.9	70.3
Other	2.0	3.1	4.0	0.6
Total Economic Income Revenue	**550.6**	**520.5**	**193.7**	**115.0**
Economic Income Expenses				
Compensation & Benefits	328.1	301.5	218.7	89.3
Non-compensation Expenses	139.8	158.0	144.5	67.8
Reimbursement From Affiliates	(4.1)	(7.1)	(16.3)	(5.8)
Total Economic Income Expenses	**463.9**	**452.3**	**346.9**	**151.4**
Net Economic Income (Loss) (before NCI)	86.7	68.1	(153.2)	(36.4)
Non-Controlling Interest	(4.7)	(10.5)	5.5	(0.8)
Economic Income (Loss)	**$82.0**	**$57.7**	**($147.7)**	**($37.2)**
Economic Income (Loss) Excluding Non-cash Items				
Economic Income (Loss)	$82.0	$57.7	($147.7)	($37.2)
Exclusion of Depreciation and Amortization Expense	4.8	5.2	7.5	3.9
Exclusion of share-based and other non-cash deferred compensation expense (benefit)	14.5	25.2	15.8	16.6
Economic Income (Loss) Excl. Non-cash Items	**$101.3**	**$88.1**	**($124.4)**	**($16.7)**

Note: Figures may not add due to rounding.
(1) Refer to proxy statement/prospectus dated October 2, 2009 for additional detail.
(2) These allocations will be eliminated upon closing of the transaction.
(3) Cowen and Ramius recorded goodwill impairment expenses of $50.0 million and $10.2 million, respectively, in 2008.
(4) Cowen received $0.8 million, $1.8 million and $25.8 million in gains on exchange memberships in 2008, 2007 and 2006, respectively.

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Pro Forma Combined Balance Sheet ($ in millions, shares in millions) Note: Figures are as of 6/30/09. Note: Figures may not add due to rounding. (1) Includes Ramius’s invested capital as of June 30, 2009, Cowen’s LP and GP capital committed to CHRP net of returns of capital and pro forma cash and cash equivalents as presented in the proxy statement/prospectus dated October 2, 2009. $347.6 Selected Pro Forma Combined Balance Sheet Items Assets Liabilities & Stockholders' Equity Cash and cash equivalents $40.9 Securities sold, not yet purchased $17.7 Securities owned, at fair value 31.2 Compensation payable 29.8 Other investments 33.7 Line of credit 25.0 Receivable from brokers, dealers and clearing brokers 34.5 Due to related parties 13.3 Fees receivable 23.1 Accounts payable, accrued expenses and other liabilities 66.8 Due from related parties 26.9 Other liabilities 6.1 Fixed assets, net 35.9 Liabilities in consolidated funds 5.6 Goodwill and intangible assets, net 37.4 Total $164.3 Other assets 38.1 Third party liabilities in consolidated funds 23.1 Assets in consolidated funds 287.7 Total liabilities $187.3 Total $589.5 Redeemable noncontrolling interests 246.8 Third party assets in consolidated funds 269.9 Total stockholders' equity 423.6 Noncontrolling interests 1.6 Total assets $859.3 Total liabilities, redeemable noncontrolling interest and equity $859.3 Additional Information Common shares outstanding 56.45 Book value per share $7.50 Tangible book value per share $6.84 Invested and Investible assets (1) $347.6

Driving Value for Stakeholders We believe the combination is likely to create significant benefits for all stakeholders. Our Clients Our People Expand services across alternative investment management, research, brokerage and investment banking Deeper talent / knowledge pool for serving clients Little overlap in business resulting in continuity of client facing personnel Capital to deploy in investment strategies Expanded set of career opportunities Greater access to resources of both firms Senior management and leadership provides broader platform to attract and retain talent Stability of platform and partnership culture retains talent Our Shareholders Improved growth and investment potential Strong balance sheet; significantly larger scale and stability Diversification of current business and revenue streams Economies of scale / cost savings Employee ownership of over 30% creates direct alignment of interest with shareholders